UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On June 18, 2026, NewGenIvf Group Limited (the “Company”) announced that it had entered into an additional share purchase agreement (“Additional SPA”) with PredicXion Group Limited (“PredicXion” or “K25.ai”), to acquire an additional 4% equity in PredicXion (the “Acquisition”). Upon completion of the Acquisition, the Company’s aggregate ownership interest in K25.ai shall increase to 10%. A copy of the press release issued by the Company on June 18, 2026 is furnished as Exhibit 99.1 and the Additional SPA is filed as Exhibit 10.1. The descriptions below are qualified in their entirety by reference to the full text of those exhibits.

Additional Share Purchase Agreement

Under the Additional SPA, the Company will acquire an additional 4% equity interest in PredicXion Group Limited for aggregate consideration of US$4,000,000, consisting of (i) US$1,900,000 payable in cash or digital assets and (ii) 1,500,000 newly issued Class A ordinary shares of the Company. Upon signing of the Additional SPA, the Company will pay a cash deposit of US$100,000, and shall pay the balance of US$1,900,000 on or before 30 September 2026. Upon completion of this transaction together with the Company's prior acquisition under the Original SPA, the Company will hold an aggregate 10% equity interest in PredicXion Group Limited based on an implied valuation of US$100,000,000. The closing of the transactions contemplated by the Additional SPA is subject to the satisfaction of customary closing conditions.

Exemption from Registration

The Class A ordinary shares of the Company to be issued as part of the consideration under the Additional SPA will be issued in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder, as a transaction by an issuer not involving any public offering. The Class A ordinary shares so issued will be “restricted securities” within the meaning of Rule 144 under the Securities Act.

EXHIBIT INDEX

Exhibit	Description
10.1	Share Purchase Agreement between NewGenIvf Group Limited and PredicXion Group Limited dated June 18, 2026
99.1	Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2026

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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